

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

August 31, 2009

Via facsimile and U.S. mail

Arthur Chien
Chief Financial Officer
Canadian Solar Inc.
675 Cochrane Drive
East Tower, 6th Floor
Markham, Ontario L3R 0B8
Canada

  Re: **Canadian Solar Inc.**
     Form 20-F for the year ended December 31, 2008
     Filed June 8, 2009
     File No. 001-33107

Dear Mr. Chien:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4. Information on the Company, page 25
Silicon Raw Materials, page 30

1. We note your disclosure regarding your long term agreement with LDK Solar, however, you also state you "continue to purchase from **these** and **other** long term

suppliers." Please identify each of your "other" long term suppliers. Also, in light of the large minimum purchases under your supply agreements, as disclosed at the table on the top of page 62 and at the end of page F-30 have you "mutually adjusted" your agreements with each long-term supplier or are there risks relating to your obligations under these agreements that should be discussed in your risk factor disclosure or elsewhere?

Solar Cells, page 30

2.   Please expand your disclosure regarding your "strategic supply relationships" with China Sunergy and Neo Solar to describe the terms of your agreements with these parties and tell us how such disclosure will appear in future filings.

Markets and Customers, page 32

3.   Please include here a detailed discussion of the "scheduled reduction or expiration" of German EEG law as you describe in the risk factor at the top of page 6.

Item 5. Operating and Financial Review and Prospects, page 41
Liquidity and Capital Resources, page 57

4.   We note your disclosure from your Form 6-K filed on August 7, 2009 you state that you have "recently arranged for approximately $300 million in additional bank lines that can be drawn down at any time. This gives the Company a total of $524 million in available bank lines." Please tell us where you have discussed such borrowings pursuant to Item 5.B. of Form 20-F.

Item 7. Major Shareholders and Related Party Transactions, page 76
Shareholder Loans, page 78

5.   We note your discussion of your related party transactions. Please tell us:
- What is the related party interest in your agreements with HSBC, JAFCO and ATS and the status of each agreement listed in this section, for example, are these agreements that have expired by their terms or that may not need to be listed pursuant to Instruction 1 to Item 7.B.;
- What was the total amount that was repaid to Dr. Qu on December 31, 2008 and did it include interest;
- Where you have filed your agreements with Dr. Qu for the $30 million loan to the company;
- What is the related party interest in each of the Guarantees and Share Pledges identified on pages 78 and 79; and
- Where you have disclosed the related party balances identified in note 13 on page F-29?

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joe McCann, Staff Attorney, at (202) 551-6262, or me, at (202) 551-3637, with any questions.

Sincerely,

Jay Mumford
Senior Attorney